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[Closing Date]1

Tactical Credit Fund
c/o SCM Trust
1050 17th Street, Suite 1710
Denver, CO 90265

Shelton Tactical Credit Fund
c/o FundVantage Trust
30I Bellevue Parkway
Wilmington, DE 19809

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of a transaction (the " Reorganization" ) in which all of the assets of the Shelton Tactical Credit Fund (the "AcquiredFund"), a series of the FundVantage Trust, a Delaware statutory trust, will be acquired by the Tactical Credit Fund (the " Acquiring Fund"), a series of the SCM Trust, a Massachusetts business trust, solely for shares of the Acquiring Fund (the "Acquiring Fund Shares"), which shall thereafter be distributed to the shareholders of the Acquired Fund (the "Acquired Fund Shareholders") in liquidation of the Acquired Fund. The Acquiring Fund is a separate portfolio of the SCM Trust and is treated as a separate corporation under Section 851(g) of the Internal Revenue Code of 1986, as amended (the "Code"). The Acquired Fund is a separate portfolio of the FundVantage Trust and is treated as a separate corporation under Section 851(g) of the Code. Both the Acquiring Fund and the Acquired Fund have elected to be taxed as Regulated Investment Companies under Section 851(a) of the Code and the Acquiring Fund intends to continue to so qualify after the Reorganization. The terms and conditions of the Reorganization are set forth in an Agreement and Plan of Reorganization which will be filed as part of Form N-14 (the "Agreement"), by and between the SCM Trust, on behalf of its series, the Acquiring Fund, and the FundVantage Trust, on behalf of its series, the Acquired Fund, attached hereto as Annex C. This opinion is rendered to you pursuant to paragraph 6.3(d) of the Agreement. Capitalized terms used herein that are not otherwise defined are as used in the Agreement.

1
The tax opinion will be issued will be delivered in final form at the closing of the Reorganization upon the delivery of final representation letters consistent with those provided in connection with the issuance of this draft opinion.

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[Closing Date] Page 2

We have reviewed and relied upon the certificates provided to us by the Acquiring Fund and the Acquired Fund in connection with the rendering of this opinion, attached hereto as Annex A and Annex B, and such other documents and instruments as we have deemed necessary for the purposes of this opm10n.

Based upon and subject to the foregoing, and assuming that the Reorganization will take place as described in the Agreement, we are of the opinion that, for federal income tax purposes:

(i) the Reorganization will constitute a "reorganization" within the meaning of section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will be a "party to a reorganization" within the meaning of section 368(b) of the Code;

(ii) the Acquired Fund will recognize no gain or loss (a) upon the transfer of its assets to the Acquiring Fund in exchange for Acquiring Fund shares and the assumption by the Acquiring Fund of all the Acquired Fund's liabilities, and (b) upon the distribution of those shares to the shareholders of the Acquired Fund, except for (A) gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a " passive foreign investment company" as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code;

(iii) the Acquiring Fund will recognize no gain or loss upon the receipt of the Fund Assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption of the Liabilities of the Acquired Fund;
(iv) the tax basis in the hands of the Acquiring Fund of each Fund Asset of the Acquired Fund transferred to the Acquiring Fund in the Reorganization will be the same as the basis of that Fund Asset in the hands of the Acquired Fund immediately before the transfer, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Acquired Fund on the transfer;

(v) the holding period of each Fund Asset of the Acquired Fund in the hands of the Acquiring Fund, other than assets with respect to which gain or loss is required to be recognized, will include the period during which that Fund Asset was held by the Acquired Fund;

(vi) the shareholders of the Acquired Fund will recognize no gain or loss upon the exchange of shares of the Acquired Fund for shares of the Acquiring Fund;

(vii) the aggregate tax basis of the Acquiring Fund shares received by each shareholder of the Acquired Fund will equal the aggregate tax basis of Acquired Fund shares surrendered in exchange therefor;

(viii) the holding periods of the Acquiring Fund shares received by each Acquired Fund shareholder will include the holding periods of the Acquired Fund shares surrendered in exchange therefor, provided that the Acquired Fund shares are held by that shareholder as capital assets on the date of the exchange;

[Closing Date] Page 3

(ix) the Acquiring Fund will succeed to and take into account the tax attributes of the Acquired Fund described in Section 381(c) of the Code; and

(x) the taxable year of the Acquired Fund will not end on the Closing Date but will instead continue as the taxable year of the Acquiring Fund.

Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on the Acquiring Fund, the Acquired Fund or any Acquired Fund Shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes as of the end of a taxable year (or on the termination or transfer thereof) under a mark-to- market system of accounting.

This opinion is expressed as of the date hereof and is based upon the Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (the "Service"), and judicial decisions, all of which are subject to change either prospectively or retroactively. There can be no assurance that changes in the law will not take place which could affect the opinions expressed herein or that contrary positions may not be taken by the Service. We disclaim any undertaking to advise you with respect to any event subsequent to the date hereof.

The opinions contained herein are limited to those matters expresslycovered; no opinion is to be implied in respect of any other matter. This opinion is addressed solely to you and may not be relied upon by any other person without our prior written consent. We hereby consent to the filing of a copy of this opinion with the Commission as an exhibit to the Registration Statement.

Very truly yours,